July 13, 2012

Via E-Mail

Ms. Linda Cvrkel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Avantair, Inc.

Form 10-K for the year ended June 30, 2011

Filed September 23, 2011

File No. 000-51115

Dear Ms. Cvrkel:

On behalf of Avantair, Inc. (the “Company”, as defined within our responses below), we are hereby submitting our responses to the Staff’s comments contained in its letter to Avantair dated June 28, 2012.

Consolidated Statements of Operations, page F-5

1.	We note from your consolidated statements of operations that you have reflected revenues from fractional aircraft sales and lease revenues on a combined basis in your consolidated statements of operations. With regards to these revenues, please tell us and revise the notes to your financial statements to explain how in detail how the terms of the arrangements under which you sell fractional aircraft shares and lease fractional aircraft interests differ from each other. As part of your response and your revised disclosure, please explain in detail whether your sales of fractional aircraft shares provide for any term or period of sale and if so please explain how this term differs from that of your lease arrangements for fractional aircraft interests.

Response: Fractional share sold are typically sold as one-sixteenth shares and require upfront payment for an undivided interest in the aircraft. Upon the purchase of a fractional share, the customer will receive title to their interest in the aircraft. The ownership period is indefinite.

The lease of a fractional share allows a customer to lease an interest in the aircraft from the Company in exchange for a monthly lease charge. Unlike the purchase of a fractional ownership interest, customers do not take title to the aircraft at any point in time. Lease terms range from two to five years.

Under both scenarios, customers are required to enter into a management and maintenance agreement, which grants the customer the right to use the aircraft for a specified number of hours each year for a fractional share, or each month for a lease.

The Company will update its disclosures in the notes to its financial statements to this effect in its Form 10-K for the year ended June 30, 2012.

2.	In a related matter, please tell us and explain in the notes to your financial statements how you have determined the portion of the aircraft costs related to fractional share sales that have been classified as current versus long-term assets in your consolidated balance sheets as of each period presented.

Response: Aircraft costs related to fractional share sales are associated with fractional shares sold before July 1, 2010 in accordance with ASC 605-25. These costs were deferred at the time of sale and are recognized ratably over the term of the related management and maintenance agreement. The short-term portion of these costs represents twelve months of unamortized expenses for the twelve month period following the period being filed. The long-term portion of these costs represents unamortized expenses greater than 12 months following the period being filed.

The Company will update its disclosures in the notes to its financial statements to this effect in its Form 10-K for the year ended June 30, 2012.

3.	Additionally, since it appears that sales and leases of fractional aircraft interests represent substantially different types of revenue arrangements, we believe it would be beneficial to users of your financial statements to have separate disclosure in your financial statements of each of these types of revenues for all periods presented. Please revise future filings accordingly.

Response: The Company will update its financial statement presentation and related disclosures in the notes to its financial statements to this effect in its Form 10-K for the year ended June 30, 2012.

Form 10-Q for the period ended December 31, 2011

Consolidated Statements of Cash Flows, page 6

Note 3-Commitments and Contingencies

4.	We note your response to our prior comment number 9 but do not agree with your assessment that the gain on debt extinguishment belongs in income (loss) from operations. Even though the company is involved in buying, selling, financing and refinancing aircraft, financing expenses are not considered part of the Company’s core operations and should be reflected in Other Income (expense) consistent with the treatment of the related financing costs. Please revise accordingly.

Response: The Company will update its financial statement presentation and related disclosures in the notes to its financial statements to this effect in its Form 10-K for the year ended June 30, 2012.

Purchase Commitments, page 14

5.	We note your response to previous comment 11. When revising the notes to the Company’s financial statements in response to our prior comment, please revise to also quantify the amounts due for undelivered aircraft at the end of the period, less the amount of any applicable deposits paid.

Response: The Company will update its disclosures in the notes to its financial statements to this effect in its Form 10-K for the year ended June 30, 2012.

If you have questions on any of the issues addressed above, please contact me at my office telephone number 727-538-7909 or by fax at 727-538-7911.

Sincerely,

/s/ Stephen Wagman

Mr. Stephen Wagman

Executive Vice President and Chief Financial Officer

Avantair, Inc.

cc:	Steven Santo
Chief Executive Officer and Director
Avantair, Inc.

Carla Stucky
Corporate Controller
Avantair, Inc.

Tom Palmiero
Associate General Counsel
Avantair, Inc.